EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

03 JUL 11 7:21

July 8, 2003


03024447

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

SUPPL

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Shannon M. Ross
Corporate Secretary

Enclosures

7/11

United States Sec Filing
July 8, 2003

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

1. Emgold Receives Use Permit for Surface Drill Program –June 5, 2003
2. Emgold Commences Surface Drill Program at Idaho-Maryland – June 17, 2003
3. Emgold Stock options Granted – June 27, 2003

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

June 5, 2003

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD RECEIVES USE PERMIT FOR SURFACE DRILL PROGRAM

Emgold Mining Corporation (EMR:TSX Venture Exchange) ("the Company") is pleased to announce that it has received a permit to proceed with its surface drilling program on the Idaho-Maryland Mine located in Grass Valley, California. On May 20, 2003, the Grass Valley Planning Commission unanimously approved the Company's Use Permit Application UP03-02 with a 15-day public review and appeal period ending June 4, 2003. The public review and appeal periods have ended and the City of Grass Valley has granted the Use Permit to the Company.

Bill Witte, Emgold's President and CEO stated, "I am very pleased with the favourable response Emgold has received from local government agencies and in particular the people of Grass Valley. Although very rigorous, the permitting process in California is very well defined and it is a pleasure working with the local community while developing the Idaho-Maryland Mine."

Emgold has designed a 15,000 to 20,000 foot surface-drilling program to test the structural geologic model developed from over 100 years of historical information available from the Idaho-Maryland Mine. The surface-drilling program will be conducted in stages. The initial stage of the program will include 4,000 to 5,000 feet of diamond drilling estimated to cost US$ 275,000 including a 10 percent contingency. The "all in" estimated unit-drilling costs are US$55.10 per foot or US$180.75 per metre. The estimated costs include all permitting, drilling, assaying, labour, sound abatement, bonding, insurance, secure core storage and other miscellaneous expenses. The surface-drilling program will be funded from the Company's treasury and with additional money from existing shareholders exercising warrants. The Company is currently evaluating quotations from drilling contractors and other service providers and will issue a news release after the contracts have been awarded.

The Company is also preparing the necessary documentation to submit applications to acquire a Use Permit to construct a decline and surface facilities to continue with the underground exploration and development of the Idaho-Maryland and ultimately put the mine back into production. It is anticipated that permitting will cost approximately US$500,000 and is expected to take fifteen to twenty-four months to complete. Emgold is confident that it will be able to obtain a Use Permit for the Idaho-Maryland. Since the early 1960's, 37 gold mines have applied for permits in California and all have been approved and allowed to go into operation. Since 2002 three gold mines have received Use Permits to operate in California.

Emgold monitors California's mining legislation and regulations on a continual basis. Recent changes to the mining legislation have been noted, but these are primarily aimed at large open pit mining operations, and should not adversely affect the development or future operation of the Idaho-Maryland Mine. The Idaho-Maryland is an underground mine which will employ environmentally responsible waste and tailings management systems. The ore from the Idaho-Maryland Mine is metallurgically very clean and does not contain hazardous minerals. The

planned operation will backfill existing workings with its mill tailings and Emgold is also investigating new technology that will manufacture environmentally sound and saleable products that could enhance the overall profitability of the project.

Emgold is developing plans to become a 265,000 to 400,000 ounce per year gold producer, focused primarily on production from the Idaho-Maryland Mine with a potential mine life greater than 20 years. For more information about Emgold and the Idaho-Maryland Mine please visit the Company's website www.emgold.com or www.sedar.com.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
Coal Harbour Communications
Tel: (604) 662-4505 Fax: 604-662-4505
Toll Free: 1-877-642-6200

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Companies website at www.emgold.com.

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

June 17, 2003

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD COMMENCES SURFACE DRILL PROGRAM AT IDAHO-MARYLAND

Emgold Mining Corporation (EMR:TSX Venture Exchange) ("the Company") is pleased to announce that it is starting its surface drilling program on the Idaho-Maryland Mine located in Grass Valley, California. The Company has designed a 15,000 to 20,000 foot surface-drilling program to test the structural geologic model developed from over 100 years of historical information available from the Idaho-Maryland Mine. The initial phase of the program will include 4,000 to 5,000 feet of diamond drilling to commence within a week. Boart Longyear has been awarded the diamond-drilling contract for the program.

The initial phase of surface core drilling will test new high-grade gold-quartz vein targets in the westernmost portion of the Idaho Deformation Corridor. These targets are in addition to the known resources at the Idaho-Maryland Mine. Drilling will explore the entire width of the Idaho Deformation Corridor along a 1,500-foot strike length and will be testing multiple lode targets. High-grade lode targets include (1) the Idaho 120 Vein target, hosted within the "L Fault", at the north boundary of the deformation corridor, (2) the Idaho "1 Vein" along the south boundary, and (3) a complex set of high-grade link veins within the corridor. Data mining from the large Idaho-Maryland Mine historic database has demonstrated the coincidence of localized, pipe-like, carbonate-sericite alteration blooms lying directly updip from all areas of significant underground gold production. The large alteration bloom in the vicinity of the first drill site is entirely unexplored. The alteration bloom measures a minimum 500 feet in strike length and 150 feet in width. This target is structurally favorable, occupying a wedge-shaped area at the western terminus of the Deformation Corridor, where the L Fault intersects the Idaho 1 Vein. There is a high level of confidence for new high-grade lode gold discoveries in this area. This will be the first systematic attempt to explore the entire width of the Idaho Deformation Corridor at its western end.

Emgold, through its wholly owned subsidiary, Idaho-Maryland Mining Corporation (formerly Emperor Gold (U.S.) Corp.) is also preparing the necessary documentation to submit applications to acquire a Use Permit to construct a decline and surface facilities to continue with the underground exploration and development of the Idaho-Maryland and ultimately put the mine back into production. It is anticipated that permitting will cost approximately US$500,000 and is expected to take fifteen to twenty-four months to complete. Emgold is confident that it will be able to obtain a Use Permit for the Idaho-Maryland. Since the early 1960's, 37 gold mines have applied for permits in California

and all have been approved and allowed to go into operation. Since 2002 three gold mines have received Use Permits to operate in California.

Emgold is developing plans to become a 265,000 to 400,000 ounce per year gold producer, focused primarily on production from the Idaho-Maryland Mine with a potential mine life greater than 20 years. For more information about Emgold and the Idaho-Maryland Mine please visit the Company's website www.emgold.com or www.sedar.com.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
Coal Harbour Communications
Tel: (604) 662-4505 Fax: 604-662-4547
Toll Free: 1-877-642-6200

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.


EMGOLD MINING CORPORATION
EMR (TSX Venture)

June 27, 2003

www.emgold.com
Symbol: **EMR** – TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD STOCK OPTION GRANTED

Emgold Mining Corporation (EMR-TSX Venture Exchange) has granted 150,000 share purchase options to a director, exercisable for a ten-year period at a price of $0.60 per share, with an expiry date of June 18, 2013. The stock options are subject to regulatory approval.

William J. Witte, P.Eng.
President and Chief Executive Officer
EMGOLD MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
info@emgold.com

For further information please contact:
COAL HARBOR COMMUNICATIONS
Tel: (604) 662-4505 Fax: (604) 662-4547
Toll Free: 1-877-642-6200
dale@coal-harbor.com

No regulatory authority has approved or disapproved the information contained in this news release.